UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

BioClinica Inc
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09071B100
(CUSIP Number)

Paul Johnson
Nicusa Capital Partners, L.P.
17 State Street, Suite 1650
New York, NY 10004
(212) 293-3402
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  09071B100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Nicusa Capital Partners, L.P. EIN No 65-117893
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 789,119
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 789,119
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 789,119
WITH	10	SHARED DISPOSITIVE POWER 789,119
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.21%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Item 1. Security and Issuer

Item 1(a). Name of Issuer:

BioClinica Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

    826 Newtown-Yardley Road
    Newtown, Pennsylvania 18940

Item 1(c). Title of Class of Securities:  Common Stock

Item 1(d). CUSIP Number: 09071B100

Item 2. Identity and Background

Item 2(a). Name of Person Filing:

Nicusa Capital Partners, L.P. and Nicusa Investment Advisors, LLC

This statement is filed on behalf of Nicusa Capital Partners, L.P. (“Nicusa Capital”) and Nicusa Investment Advisors, LLC (“NIA”). NIA serves as the investment advisor to Nicusa Capital – and also serves as an advisor for the accounts of various third parties who are otherwise unaffiliated with Nicusa Capital. This statement pertains to all of the shares of the issuer held by both Nicusa Capital and the other accounts managed by NIA.

Item 2(b). Address of Principal Business Office or, if None, Residence:

17 State Street, Suite 1650, New York, New York 10004

Item 2(c) Background:

Nicusa Investment Advisors, LLC, a Delaware limited liability company, acts as an investment adviser to Nicusa Capital Partners, L.P. and other clients.

Nicusa Capital Partners, L.P., a Delaware limited partnership, is a private investment partnership.
During the last five years, neither Nicusa Investment Advisors, LLC, nor any of its respective officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Prior to founding Nicusa Capital Partners, L.P., Paul Johnson (the managing member of Nicusa Investment Advisors, LLC) was a managing director and senior research analyst at Robertson Stephens. On November 11, 2005, a jury returned a verdict in a civil enforcement action commenced by the Securities Exchange Commission (the “Civil Action”) finding that Mr. Johnson violated the federal securities laws in connection with Robertson Stephens’ research reports on three companies. Thereafter in August, 2006, the SEC instituted public administrative proceedings (the “Administrative Proceeding”) to determine what remedial action would be appropriate following the jury verdict in the Civil Action.

In lieu of an appeal of the jury verdict, Mr. Johnson entered into a settlement with the SEC, pursuant to which Mr. Johnson agreed to the entry of a final judgment in the Civil Action (i) enjoining him, for a period of five (5) years, from future violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Section 17(a) of the Securities Act, (ii) requiring disgorgement of certain profits gained as a result of the conduct for which he was found liable by the jury and (iii) requiring payment of a civil penalty pursuant to Section 21(d)(3) of the Exchange Act.  With respect to the Administrative Proceeding, Mr. Johnson submitted an Offer of Settlement that was accepted by the SEC, pursuant to which he consented to a five-year bar from association with any broker or dealer, with the right to reapply for association after five years to an appropriate self-regulatory organization or to the Commission.

Item 3. Source and Amount of Funds or Other Consideration

All Shares were purchased in the open market using NIA's assets.  No leverage or loans were used in the acquisition.

Item 4. Purpose of Transaction:

The securities of the issuer were acquired by NIA for investment purposes in the ordinary course of business and not for the purpose of changing or influencing the control of the issuer. NIA now seeks to influence certain actions and decisions by the Board of Directors of the issuer, as reflected in the correspondence annexed as an exhibit to this filing.

Item 5.
(a)	Shares Outstanding:		15,149,187
(b)	Amount beneficially owned:		789,119
(c)	Percent of class:		5.21%
(d)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	789,119
	(ii)	Shared power to vote or to direct the vote:	789,119
	(iii)	Sole power to dispose or to direct the disposition of:	789,119
	(iv)	Shared power to dispose or to direct the disposition of:	789,119

Item 5(e):Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 5(f):  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:  Not Appliable

Item 5(g):  Identification and Classification of Members of the Group:

Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Except as otherwise set forth herein, no contract, arrangement, understanding or relationship with any person with respect to the securities of the Company between Nicusa Capital Partners, L.P., Nicusa Investment Advisors, LLC and any person or entity.

Item 7: MATERIAL TO BE FILED AS EXHIBITS:

Letter dated June 14, 2010 from Nicusa Capital Partners, L.P. to Board of Directors of the Company.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

June 14, 2010
Date

 /s/ Paul Johnson
Signature

 Paul Johnson, Managing Member
Name/Title

Nicusa Capital
17 State Street
16TH Floor – Box 130
New York, NY  10004

212-293-3402

June 14, 2010

Dr. David E. Nowicki
Chairman of the Board
BioClinica, Inc.
826 Newtown-Yardley Rd.
Newtown, PA  18940

Dear Dr. Nowicki and the Board of Directors of BioClinica:

As of June 14, 2010, Nicusa owns 789,119 shares, or approximately 5.2% of the outstanding shares of the Company.  We have been an owner for 3 years.

Over the past few months we have shared a dialogue with both you and senior management regarding BioClinica’s strategy and direction.  While it has proven quite instructive, it has not been terribly productive.  I thought it time to take our discussion to a broader audience.

As a significant owner, I have proposed that the Company do the following:

1)	Change senior management’s compensation to account for capital deployed in the business, including all capital spending and acquisitions, in determining annual incentive compensation.
2)	Provide greater transparency on the financial impact of the EDC strategy, particularly as it relates to the acquisitions made to enter this business.
3)	Provide detailed financial disclosure on all future acquisitions.

My primary concerns are:

•	Management compensation is not aligned with shareholder interests.
•	The financial returns from EDC are below the Company’s historical returns and will not approach them in the foreseeable future.
•	Crucial aspects of the EDC strategy are fundamentally flawed.
•	Management has been distracted by the EDC strategy to the detriment of the imaging business, which has become under-managed.

Compensation

I am very concerned with management’s compensation structure.  I believe that the Company has made and continues to make acquisitions that benefit management more than shareholders.  According to your proxy, management’s incentive compensation is based on service revenues and operating income, with no consideration of capital deployed.  Management is incentivized to spend capital, even on projects with a low expected rate of return, as long as the investment generates any amount of additional service revenue and operating income.  Even if the Board included additional, non-financial metrics in its determination of management’s incentive compensation, the financial incentives remain and are inconsistent with creating long-term shareholder value.  Furthermore, because the full context of the incentive compensation is not disclosed, it lacks transparency.

The Board is responsible for this incentive mismatch.  That management is currently rewarded for dilutive and non-core acquisitions is a serious problem.  In previous correspondence with me, you have leaned heavily on management theory from the 1960s to justify BioClinica’s strategic moves.  While the piece you cited1 is an important basic building block and certainly helps to inform the current state of thinking in strategy theory, we have found Bruce Greenwald’s more recent work2 on the nature and strength of the franchise in strategy useful.  It would lend credibility to senior management’s incessant cries of “Trust us!” if BioClinica’s strategy was based on a more complete, not to mention more state of the art, representation of modern strategy theory.

No incentive compensation structure is perfect.  However, in recent years BioClinica’s primary strategic initiative has been to enter the EDC business and, coincidentally, deploy significant capital to do so.  When pursuing a strategy based on acquisitions, it is absolutely imperative that management incentive compensation be conditional on the returns from incremental capital deployed, just as the stock price is tied to the returns on all capital deployed.  Otherwise, management is incented to build an empire rather than to deliver returns for shareholders.  Return on invested capital (ROIC), or some other capital-return-based metric, should be considered when calculating incentive compensation; alternatively operating income can be reduced by a capital charge.

Financial Returns – EDC

As previously expressed to you, my concern with BioClinica’s decision to enter the EDC business was that it would not offer comparable returns to the Company’s core imaging business.

________________________
1 Theodore Levitt, “Marketing Myopia,” Harvard Business Review (1960).
2 Bruce Greenwald and Judd Kahn, “All Strategy is Local,” Harvard Business Review (September 2005): 94-104, or Bruce Greenwald and Judd Kahn, Competition Demystified: A Radically Simplified Approach to Business Strategy (New York: Portfolio, 2005).

Your strategy lacks financial discipline, and I do not believe that entering EDC can possibly benefit shareholders given the price you have paid to do so.  Perhaps it has generated revenue growth (although management’s baffling unwillingness to break out EDC’s contribution makes this hard to verify), but there is no available evidence that the strategy has, can or will create shareholder value.  Please keep in mind that we are long-term investors and evaluate our investments on long-term financial results.  We accept that it takes time for some investments to produce meaningful results.  However, the Company’s entry into EDC is not a new effort – we, as owners, acquired PDS over 2 years ago, and neither you nor management can point to any concrete, numerically verifiable benefits to shareholders as a result.  More to the point, as we look forward, it does not appear that those benefits exist within any reasonable horizon.

You initially paid $24 million for PDS, and subsequently spent $2.1 million plus earnouts for Tourtellotte and $2.5 million for TranSenda.  When pressed, management explained that you used “several different valuation methods” and that all acquisitions would be “accretive after 18 months.”3  Management does not disclose enough information to determine whether any of these acquisitions have been, or will ever be, accretive, nor even what metric you would use to determine whether an acquisition is accretive.

As a result, we must rely on our own best efforts to do so.  BioClinica has now invested $28.6 million in the EDC business.  Even if we were to use a minimally acceptable 10% hurdle rate, significantly lower than BioClinica’s historical ROIC but reasonable considering the economic downturn, EDC would need to generate at least $2.9 million in cash flow to justify the acquisitions.  It does not seem likely (although, again, due to your complete lack of disclosure in this regard, it is impossible to verify) that EDC generates $2.9 million in free cash.  Empire-building aside, where is the tangible evidence that shareholders have benefited, or are likely to benefit, from these acquisitions?

In your most recent quarter, BioClinica’s operating cash flow before changes in working capital was $1.9 million.  In the first quarter of 2008, your last quarter before acquiring PDS, the Company reported $2.0 million in operating cash flow before changes in working capital.  Without adjusting for the cash burn from CapMed in 2008, operating cash flow has declined 5.6% in two years. This is after spending $29 million entering the EDC market and while revenue has increased 27%.  Operating cash flow as a percent of revenue has also decreased, from 14.3% to 10.6%.  Is PDS providing a negative ROI, or is management so entertained by it that the imaging business has been neglected?  Some combination of the two seems most likely, but what appears undeniable is that management is not focused on delivering shareholder returns.

EDC Strategy

In our previous correspondence, you cited Theodore Levitt’s work4 to justify your EDC strategy.  It is no doubt true that companies solely focused on a market niche risk obsolescence if demand for their product or service shifts.  However, one could justify almost any strategic initiative by invoking Levitt’s fear of becoming the next supplier of buggy whips.

________________________
3 Conversation with CFO Ted Kaminer; March 26, 2010.
4 Theodore Levitt, “Marketing Myopia,” Harvard Business Review (1960).

There is no evidence that BioClinica’s core imaging business is going the way of the horse-drawn carriage.  In fact, the growth drivers for EDC should accelerate the adoption of digital imaging in clinical trials.  This, I believe, is part of your reasoning for the move into EDC.

At the time of the acquisition, our research indicated that PDS was a third-tier player in the market.  In all fairness, BioClinica’s management has worked to fix the product shortcomings at PDS, and the new release may be competitive, albeit 24 months later.  We raised our concerns at the time, but were dismissed out of hand.  Given the extensive investment necessary to make PDS competitive, it seems our concerns were warranted.

To be sure, Tourtellotte has a competitive product offering, but BioClinica does not have to own it.  PDS is a services company, while Tourtellotte is a technology-based product company.  Although we agree that IVR is important to a full EDC offering, there is no reason why IVR must be owned by the services company using it.  BioClinica could have licensed the technology from Tourtellotte.

The acquisition of TranSenda started our most recent round of discussions.  There is no obvious reason to own this technology, and management has failed to provide any credible reason for the acquisition.  Being a feature, it could have been licensed in as well.  TranSenda is 2,857 miles away from BioClinica’s headquarters and losing money.

As incentive compensation is tied to operating income, management was incentivized to acquire, rather than license, both Tourtellotte and TranSenda.  A license would require a license payment, lowering operating income, while acquiring products with shareholder capital does not.  These acquisitions merely lower BioClinica’s overall ROIC, which is not, apparently, a concern to the Board.  As compared to executing a licensing agreement, acquiring Tourtellotte and TranSenda appears to be dilutive to shareholders.  It is quite clear, however, that the transactions are likely to be accretive to management incentive compensation.

Management said on the most recent quarterly call that they will make more acquisitions to fill out the EDC product offering, probably in the area of ePRO.  Although they believe these acquisitions necessary, their lack of financial discipline coupled with the Board’s inability or unwillingness to exercise any oversight worries me.  Management has heavily stressed the “importance” of this next acquisition.  I am concerned that you will allow them to overpay, on our behalf, yet again.

My longer-term fear is that the EDC strategy will never be completed, as each year new features will “need” to be added.  Given management’s love of acquisitions, the Board’s failure of oversight, and the current incentive compensation structure, these features will be acquired without any consideration of their return on investment.  Regardless how strategically important a deal may be, it does not benefit shareholders if you overpay.  If only simply declaring a deal to be in the best interests of shareholders made it so!

Imaging

Although I continue to believe that the imaging business is attractive, I am concerned that it has been under-managed.  I do not know this to be true, but you have reported consistently disappointing overall results, while the EDC strategy and acquisitions have presumably consumed a large amount of management’s time and attention.  Absent sufficient financial transparency from you, I cannot help but wonder that the shiny new bauble has received all the attention while the crown jewels have been left to tarnish.

Please do not misunderstand me.  I would like nothing more than for you to prove my fears unfounded.  However, as strong as its competitive position may be, the imaging business is not unassailable.  Management, with your backing, has not shown the willingness to provide the financial transparency to offer ongoing insight into its performance.  One of my purposes in writing this letter is to encourage you to do so.

Conclusion

On the most recent quarterly call I commented on management’s continued reference to the economic crisis, calling it a “mythical storm.”  I believe that my comment was misunderstood.  It is not that the economic crisis is mythical; on the contrary it is all too real, and has obviously caused much havoc and heartbreak.  Unfortunately, it appears to me that management may be using it as a catchall to mask the actual source of BioClinica’s disappointing results.  Without greater transparency shareholders cannot appropriately determine whether the economic crisis or potential mismanagement bears responsibility for BioClinica’s disappointing results.

Management, with the Board’s backing, has refused to provide sufficient disclosure, leaving shareholders with no choice but to unconditionally trust their version of events.  Currently, we are expected to believe that, over the last 24 months, management has brilliantly navigated BioClinica through a series of critical strategic acquisitions that will transform the Company once the crisis subsides.  While this could be entirely true, if we are not provided with enough factual analysis to corroborate management’s commentary, shareholders are simply being told what to believe.  I fear that a real crisis has turned into a mythical one to veil the mismanagement of the business, and my desire to probe further has been flippantly dismissed as being uninformed.

During that same quarterly call, you said to me, “other investors seem to understand quite well [BioClinica’s] strategy and actually endorse it quite vigorously…. it's clear that everyone [else] has a different opinion on it.”5  In point of fact, BioClinica’s stock closed at $4.37 on Friday, June 11, down 39% from $7.18 on March 25, 2008, the day you announced the PDS acquisition.  To be fair, the major indices are also down over that period, but they are down significantly less.  Excluding dividends, the Dow and S&P 500 are down 19%, while the Nasdaq is down just 5%.  While you have spent $29 million to enter the EDC market, the Company’s stock has declined 39%.

________________________
5 Dr. David Nowicki, BioClinica First Quarter 2010 Earnings Call, May 5, 2010.

You are correct that investors have spoken regarding the BioClinica strategy; it seems that you have, unfortunately, misheard them.  At your most recent annual meeting in May, of the 9.6 million shares that actually, roughly 3.1 million, or nearly one-third, voted against all Directors.  If we strip out the roughly 592,000 shares controlled by Directors, and only count non-conflicted shares, nearly 35% voted against all Directors.  Lest you are mistaken, let me disabuse you of at least one notion.  A CEO and a Chairman receiving 65% of the vote at an annual meeting is most emphatically not a “vigorous endorsement.”  It is quite the contrary, in fact.  I understand that it is not the proper metric, but to put it another way; after stripping out shares controlled by Directors, not even 55% of eligible shares bothered to vote for you as Chairman or Mr. Weinstein as a Director, and roughly 35% actively voted against both of you.  I hope that you have heard and understood at least that message from shareholders.

In summation, my concerns largely stem from two issues: management incentive compensation mismatch and a lack of financial disclosure that makes it impossible to hold management accountable for their use of shareholder capital.  I am merely asking you to consider how your next acquisition might look if capital deployed directly affected incentive compensation and if management were required to disclose its true financial impact.

Sincerely,

Paul Johnson
Managing Member